# Offering Statement for
# Invicta Water, Inc.
## ("Invicta Water," "we," "our," or the "Company")

This document is generated by a website that is operated by Netcapital Systems LLC ("Netcapital"), which is not a registered broker-dealer. Netcapital does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. Netcapital has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither Netcapital nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All Regulation CF offerings are conducted through Netcapital Funding Portal Inc. ("Portal"), an affiliate of Netcapital, and a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities activity, contact Netcapital Funding Portal Inc.:

**Paul Riss:** paul@netcapital.com

Netcapital and Portal do not make investment recommendations and no communication, through this website or in any other medium, should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

# The Company

1. **What is the name of the issuer?**

   Invicta Water, Inc.

   2119 West Webb Avenue

   Burlington, NC 27217

# Eligibility

2. **The following are true for Invicta Water, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

# Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   *Name*
   Theodore Kalmbach

   *Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

   | Start Date | End Date | Company | Position / Title |
   | --- | --- | --- | --- |
   | 09/01/2020 | Present | BNNano, Inc. | Chief Strategy Officer |
   | 01/17/2023 | Present | Invicta Water, Inc. | Chief Strategy Officer |

   Short Bio: Ted began his career as a strategy consultant for Accenture in Munich and Berlin, focused on the automotive/energy sectors. He joined the Institute for Defense Analyses in 2004, supporting the Pentagon's counter-insurgency strategy, then transitioned to the U.S. Department of State in 2006, serving as a diplomat in Afghanistan, the Philippines, and Austria. Ted graduated from Boston College with a B.A. in International Affairs and completed a Fulbright Scholarship in Duesseldorf, where he analyzed the German and Chinese energy markets. Ted later earned a M.A. from Johns Hopkins in National Security Strategy. LinkedIn: https://www.linkedin.com/in/theodore-kalmbach-935aa0196/

*Name*
Steve Wilcenski

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
| --- | --- | --- | --- |
| 01/17/2023 | Present | Invicta Water, Inc. | CEO |
| 12/22/2016 | Present | BNNano, Inc. | CEO and Founder |

Short Bio: For over 20 years, Steve has been an active member of teams designing and developing technologies and products on the micro and nano-scale. Many of these products have enabled disruptive technologies for markets, including Defense, Aerospace, Biomedical, Automotive, Communications, and Consumer Electronics. Before co-founding BNNano, Steve was the President and General Manager for the MEMS Business Unit of MEMSCAP, SA. Steve earned a B.S. in Material Science and Engineering from North Carolina State University, an M.S. in Chemistry from Clemson University, and an MBA from North Carolina State University.

*Name*
Jason Taylor

*Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates*

| Start Date | End Date | Company | Position / Title |
| --- | --- | --- | --- |
| 01/17/2023 | Present | Invicta Water, Inc. | COO |
| 12/22/2016 | Present | BNNano, Inc. | CTO and Founder |

Short Bio: Jason began his career as a Process Development Engineer, working to identify critical factors and optimize multilayer GaN epitaxy for LED products initially introduced in the dashboards of cars, cellphones, and video screens. Working directly with customers and internal R&D groups, Taylor helped to develop innovative ways to address market opportunities creating ten patents along the way. During this time, Jason began looking for new materials that could lead to the "next" revolution; he found Boron Nitride Nanotubes. Jason earned a B.S. and M.S. in Materials Science and Engineering from Virginia Tech. LinkedIn: https://www.linkedin.com/in/jason-taylor-a6a8b8126/

# Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

### Steve Wilcenski (through BNNano, Inc.)

| | |
|---|---|
| **Securities:** | 1,945,500 |
| **Class:** | Common Stock |
| **Voting Power:** | 38.9% |

### Jason Taylor (through BNNano, Inc.)

| | |
|---|---|
| **Securities:** | 1,945,500 |
| **Class:** | Common Stock |
| **Voting Power:** | 38.9% |

# Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Invicta Water uses proven cutting-edge Materials Science and Boron Nitride Materials combined with UV light to capture, remove, and destroy polyfluoroalkyl substances ("PFAS"). The Company's mission is eliminating PFAS from water by providing solutions to municipal drinking water and wastewater systems, industrial facilities, ground and surface water remediation locations, and small facility and home use. What are PFAS? PFAS is a family of toxic chemicals and there are about 5k of these toxic compounds. This family of toxic chemicals like GenX and others that are known to cause major health issues, especially cancer. PFAS are dubbed "forever chemicals" because they don't naturally break down and until recently there was no known way to efficiently and safely destroy them. The PFAS issue was 1st discovered in 1998 and is one of the most pervasive issues plaguing our country and planet. In recent studies, health officials have found more than 83% of the waterways in the US are contaminated. How prevalent are PFAS? The threat posed by these forever chemicals is astounding and PFAS contamination is currently seen as a global challenge lacking an economically effective remediation solution. Did you know PFAS were found in 83% of American waterways sampled? Were you aware PFAS can be found in the blood of up to 97% of Americans? Are you surprised to learn that over 133 million people are exposed to PFAS through their water supplies and over 57,000 PFAS contaminated sites exist in the United States alone? What are the effects of PFAS? Peer reviewed, scientific studies have shown that PFAS exposure may lead to adverse health outcomes such as decreased fertility, developmental delays, increased cancer risk, obesity, reduced immune response, hormone regulation, and more. Who supports PFAS remediation? While PFAS were largely unregulated for the past 75 years, significant federal, state, and local regulations are emerging. In March 2023, the Environmental Protection Agency (EPA) announced the proposed National Primary Drinking Water Regulation (NPDWR) to create legally enforceable Maximum Contaminant Levels (MCLs) of PFAS in drinking water. This will require monitoring of public water systems, notifying consumers of PFAS levels, and remediation when necessary. Since 2005, more than 6,000 PFAS related lawsuits have been filed and billions of dollars in settlements have been rewarded for the monitoring, cleanup, and supply of PFAS free water. Invicta Water solutions are easy to specify, implement, and operate. They are cost effective, require a minimal footprint, and use minimal energy. Invicta Water's solution captures and removes the PFAS from water, safely and efficiently destroys these toxic chemicals. The Invicta Water solution removes PFAS from our environment. Invicta Water does this by using small amounts of a type of proprietary filtration crystals + UV light. This not only extracts the PFAS but also destroys it on site, separating it into $CO_2$ and Fluorine. We know of no other solution in the world that is this efficient at PFAS cleanup that can capture and destroy.

Invicta Water currently has 4 employees.

# Risk Factors

*A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.*

*In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.*

*The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

*These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.*

7. **Material factors that make an investment in Invicta Water, Inc. speculative or risky:**
    1. Start-up investing is risky. Investing in early-stage companies is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the Company.
    2. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.
    3. No governmental agency has reviewed the Company's offering and no state or federal agency has passed upon either the adequacy of the disclosure contained herein or the fairness of the terms of this Offering.
    4. We are dependent on general economic conditions. Potential customers may be less willing to invest in innovation and technological improvements in an economic downturn. This may temporarily reduce our market size.

5. Our management may not be able to control costs in an effective or timely manner. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted.

6. Our future growth depends on our ability to develop and retain customers. Our future growth depends to a large extent on our ability to effectively anticipate and adapt to customer requirements and offer services that meet customer demands. If we are unable to attract customers and/or retain customers, our business, results of operations and financial condition may be materially adversely affected.

7. Our ability to succeed depends on how successful we will be in our fundraising efforts. We rely on investment funds in order to use resources to build the necessary tech and business infrastructure to be successful in the long-term. Current and future competitors may be able to draw on substantially greater financial resources than those available to the Company to develop products that are easier to commercialize or become more popular with the potential consumers of our products.

8. We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us. The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

9. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the Company does not have any plans to list these shares on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a liquidation event occurs, if ever.

10. The Company likely will not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase Securities in the Offering.

11. You may only receive limited ongoing disclosure. While the Company must disclose certain information, since the Company is at an early stage, it is only able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The Company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. The Company may never receive a future equity financing or undergo a liquidity event such as a sale of the Company or an initial public offering (IPO). If a liquidity event does not occur, such as a sale of the Company or an IPO, the purchasers could be left holding Company securities in perpetuity. The Company's securities have numerous transfer restrictions and will likely be highly illiquid, with potentially no secondary market on which to sell them. The securities have only a minority of voting rights and do not provide the ability to direct the Company or its actions.

13. Future fundraising may affect the rights of investors. The Company is raising funds to finance its expansion plans, and may raise additional funds in the future, either through offerings of securities or borrowing from banks or other lending sources. The terms of future capital raises or loan agreements may include covenants that give security holders or creditors greater control over the Company's ability to raise additional funds and use of its assets.

14. Third parties might infringe upon our technology. We cannot assure you that the steps we have taken to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners, and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any intellectual property rights could result in significant financial expenses and managerial resources. If we were to initiate legal proceedings against a third party to enforce a patent claiming one of our technologies, the defendant may assert that our patent is invalid and/or unenforceable or does not cover its processes, components or future products. Proving patent infringement can be difficult. Any loss of patent protection or difficulty in enforcing intellectual property rights would have a material adverse impact on our business.

15. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

16. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

17. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

18. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

19. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

20. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

21. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

22. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

23. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

24. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

25. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

# The Offering

Invicta Water, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $400,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

Capital Equipment will include the equipment and tools required to build, analyze and test prototype systems as well as equipment and tools required to install, analyze and test Pilot and Production Systems installed at customer locations. Engineering Design and Development includes all activities including labor, that are required for the design and development of Pilot and Production Systems. Sales and Marketing includes all expenses related to the marketing of Invicta Water, Invicta Water Products including labor. Administrative includes all costs associated with the running of the company, which may include, salaries and benefits, office rent and utilities, office supplies and equipment, communication and technology, professional services, insurance, regulatory compliance. Intellectual Property includes all costs associated with the development and protection of Intellectual Property which may include Patents, Trade Marks, Copyrights and Trade Secrets Legal includes all legal costs except for Intellectual Property.

9. **How does the issuer intend to use the proceeds of this offering?**

| Uses | If Target Offering Amount Sold | If Maximum Amount Sold |
| --- | --- | --- |
| Intermediary Fees | $490 | $19,600 |
| Capital Equipment | $2,500 | $100,000 |
| Engineering Design and Development | $3,000 | $120,000 |
| Sales and Marketing | $1,500 | $60,000 |
| Administrative | $1,500 | $60,000 |
| Intellectual Property | $510 | $20,400 |
| Legal | $500 | $20,000 |
| **Total Use of Proceeds** | **$10,000** | **$400,000** |

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Invicta Water, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

# Ownership and Capital Structure

## The Offering

13. **Describe the terms of the securities being offered.**

We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

## Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

# Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

## Securities

| Class of Security | Amount Authorized | Amount Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common Stock | 7,000,000 | 5,000,000 | Yes | |

## Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The rights of currently outstanding securities can have an impact on the rights of the securities being offered. Here are some ways in which the rights of existing securities may limit, dilute, or qualify the rights of the securities being offered: Priority of Claims: If the outstanding securities have seniority or preferential rights over the securities being offered, it could limit the rights of the new securities. For example, if existing securities have priority in the event of liquidation or repayment, the purchasers of the new securities may have a lower priority or limited rights to assets or proceeds. Voting Rights: Existing securities may have voting rights that can dilute or limit the voting power of the purchasers of the new securities. If the outstanding securities have higher voting rights or specific voting provisions, it may reduce the influence of the new shareholders on important corporate decisions. Dividend or Distribution Rights: If the outstanding securities have preferential dividend or distribution rights, it could impact the ability of the new securities to receive dividends or distributions. The existing securities may have priority or a higher entitlement to such payments, potentially diluting the benefits for the purchasers of the new securities. Conversion or Redemption Rights: The existing securities may have conversion or redemption rights that could dilute the value or rights of the new securities. For example, if the outstanding securities have the right to convert into a different class of shares or the right to be redeemed at a certain price, it may affect the value or priority of the securities being offered. Protective Provisions: If the outstanding securities have protective provisions, such as veto rights or special approval requirements, it could limit the decision-making authority of the new securities holders. The existing securities may have the ability to block certain actions or transactions, potentially impacting the rights and options available to the purchasers of the new securities. Anti-dilution Provisions: The existing securities may include anti-dilution provisions that could affect the pricing or ownership stakes of the new securities. If the outstanding securities have the right to adjust their conversion or purchase prices in the event of future issuances, it may dilute the ownership percentage or increase the cost for the purchasers of the new securities. BNNano is the only shareholder at this time and the shares owned are common shares and there are no special Priority of Claims, Voting Rights, Dividend or Distribution Rights, Conversion or Redemption Rights, Protective Provisions or Anti-dilution Provisions.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the bylaws of the Company for all Securities sold in this Offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

When individuals hold greater than 20% of the outstanding voting securities of a company, they typically have significant voting power and influence over important decisions. If these individuals exercise their rights, it can have implications for the purchasers of securities being offered. Here are a few ways it could affect them: Dilution of Voting Power: If the individuals holding more than 20% of the voting securities exercise their rights to acquire additional securities, it could dilute the voting power of other shareholders, including the purchasers of the securities being offered. The increased ownership of the existing shareholders may result in reduced influence over corporate decisions and governance matters. Influence on Decision-Making: Individuals with substantial voting power can significantly impact decision-making within the company. Their exercise of rights may allow them to assert greater control over strategic decisions, board composition, executive appointments, and other matters that can affect the company's direction and operations. This influence can shape the company's policies and potentially impact the interests of other shareholders, including the purchasers of the securities. Altered Corporate Governance: The exercise of rights by major shareholders can lead to changes in corporate governance dynamics. They may seek to obtain board seats or nominate directors aligned with their interests. This can impact the composition and independence of the board, potentially altering the company's governance practices and policies. Shareholder Rights and Protections: The exercise of rights by significant shareholders may influence or affect the rights and protections of other shareholders. For example, if the exercising shareholders have specific veto rights or preferential treatment provisions, it could limit the rights or preferences of other shareholders, including the purchasers of the securities being offered. Market Perception and Investor Confidence: The exercise of rights by major shareholders can influence the market perception and investor confidence in the company. Depending on the intentions and actions of these shareholders, it may generate positive or negative sentiment among investors, potentially affecting the demand for the securities being offered and the company's overall valuation.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The price of the Securities was determined solely by management and bears no relation to traditional measures of valuation such as book value or price-to-earnings ratios. We expect that any future valuation will take the same approach.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

Early investors in a new company who hold minority ownership positions may face several risks due to their limited ownership stake and influence. Here are some common risks associated with minority ownership: Limited Control and Influence: Minority shareholders typically have limited control and influence over important decision-making processes within the company. The majority shareholders or founders may hold a controlling interest and have the ability to shape the company's strategy, operations, and corporate governance without requiring the consent or input of minority shareholders. Dilution: As a startup seeks additional rounds of funding or issues new securities, it can result in dilution for existing shareholders, including minority investors. The issuance of new shares can reduce the percentage ownership and voting power of minority shareholders, potentially diminishing their influence over the company's affairs. Decision-Making Disputes: Minority shareholders may find themselves in situations where their preferences or opinions diverge from those of the majority shareholders or founders. Disagreements over strategic direction, operational decisions, or corporate governance matters can lead to conflicts and impasse, with limited recourse available to minority shareholders. Lack of Information and Transparency: Minority shareholders may have limited access to company information and financial disclosures. The majority shareholders or founders may not be obligated to provide regular updates or detailed reports, leaving minority investors with less visibility into the company's operations, financial performance, and decision-making processes. Limited Exit Opportunities: Minority shareholders may face challenges in finding suitable exit opportunities for their investments. The majority shareholders or founders often have more control over decisions regarding potential liquidity events, such as mergers, acquisitions, or initial public offerings (IPOs). Minority investors may have to rely on the actions and decisions of the majority shareholders to realize their investment returns. Market Illiquidity: Early-stage investments in startups are generally illiquid, meaning there may be limited opportunities to sell or trade the shares. Minority shareholders may face difficulties in selling their ownership stakes or finding willing buyers, potentially leading to a lack of liquidity and long holding periods. Risk of Loss: Investing in startups involves inherent risks, and minority shareholders are exposed to the same risks as majority shareholders. If the company fails to achieve its business objectives or faces financial challenges, minority shareholders may experience a loss of their invested capital. It's important for early investors with minority ownership positions to carefully evaluate the terms of their investment, the governance structure, and the dynamics with majority shareholders. Seeking legal counsel and conducting thorough due diligence can help assess the risks and negotiate protective measures to mitigate potential disadvantages associated with minority ownership.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**

   - **issuer repurchases of securities,**

   - **a sale of the issuer or of assets of the issuer or**

   - **transactions with related parties?**

Early investors in a company face certain risks associated with various corporate actions. Here are the risks related to specific corporate actions: Additional Issuances of Securities: When a company issues additional securities, such as new equity or debt instruments, it can result in dilution for existing shareholders, including early investors. The increased number of shares or debt obligations can reduce the ownership percentage and potentially diminish the value of the initial investment. Issuer Repurchases of Securities: If the company decides to repurchase its own securities, such as through share buybacks or debt repurchases, it can impact early investors in a few ways. Share buybacks can reduce the number of shares outstanding, potentially increasing the value of the remaining shares held by investors. However, if the repurchase is conducted at a premium or the company lacks sufficient capital to fulfill its obligations, it may adversely affect the liquidity and value of the securities held by early investors. Sale of the Issuer or Assets: If the company is sold or its assets are sold, early investors may face risks depending on the terms and conditions of the transaction. In an acquisition, there is a possibility of receiving a lower-than-expected price or consideration for their securities. Additionally, the new owner may have different plans for the company, which could result in changes to the investment thesis and potentially impact the value of the investment. Transactions with Related Parties: Transactions with related parties, such as when a company engages in business deals with entities or individuals closely connected to insiders or majority shareholders, can introduce conflicts of interest and potential risks for early investors. These transactions may not be conducted at arm's length and could disadvantage minority shareholders. They can include favorable terms for the related parties or insufficient disclosure, potentially impacting the value and fairness of the investment. These risks highlight the importance for early investors to carefully analyze and consider the terms and implications of corporate actions. Thorough due diligence, legal counsel, and reviewing relevant agreements and disclosures are crucial steps to understanding the potential risks associated with these actions. Additionally, staying informed about the company's corporate governance practices and the level of transparency can help investors make more informed decisions.

24. **Describe the material terms of any indebtedness of the issuer:**

    Not applicable.

25. **What other exempt offerings has Invicta Water, Inc. conducted within the past three years?**

    None.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

    No.

# Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

    No.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

    Invicta Water, Inc. uses proven cutting-edge materials science combined with existing state of the art water purification technologies to remove and destroy contaminants from waste water and drinking water. Under the Company's articles of incorporation, the total number of shares the Company shall have the authority to issue is 7,000,000 shares of common stock. As of the initial date of the filing of this Offering, 5,000,000 shares of common stock are issued and outstanding. The Company was formed on January 17, 2023. During the period since inception through May 31, 2023, the Company did not record any revenues or expenses. The Company plans to spend the proceeds from this Offering primarily on capital equipment, engineering design and development, sales and marketing, and administrative. The Company aims to be operating in a manner to minimize burn rate while maximizing operational efficiency.

# Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

    See attachments:

**CPA Review Report:**   reviewletter.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**
        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**
        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**
        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        **If Yes to any of the above, explain:**

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
2. Section 5 of the Securities Act?

6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

Invicta Water, Inc. answers 'NO' to all of the above questions.

# Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following is a transcript of the video shown on the company's offering page: I am Steve Wilcenski, Co-Founder of Invicta Water. At Invicta Water, we utilize advanced materials to provide access to clean water for all individuals worldwide. We believe that clean water is a fundamental human right and we are committed to utilizing our expertise and resources to address the global water crisis and ensure that every person has access to safe and clean water. How are we doing this? With our proprietary Crystal Photo-Catalytic Destruction Process that is proven to remove and destroy PFAS from water. What are PFAS? PFAS are a family of toxic chemicals that have been used in manufacturing since the 1940's. PFAS chemicals do not break down easily and can accumulate in the environment, including water, soil, and living organisms. This leads to widespread contamination of water sources, including drinking water supplies, in many parts of the world. There are about 5,000 of these toxic compounds that are known to cause major health issues, including cancer and birth defects. PFAS are dubbed "forever chemicals" because they don't naturally break down and until recently there was no known way to efficiently and safely destroy them. The PFAS issue was first discovered in 1998 and is one of the most pervasive issues plaguing our country and planet. In recent studies, health officials have found more than 83% of the waterways in the US are contaminated. Dangerous levels have been detected in rain. An estimated 100 million Americans are drinking PFAS contaminated water Researchers estimate Toxic PFAS chemicals in drinking water may have played a role in 6.5 million deaths in the US between 1999 - 2018 and the public is just now finding out. Polluting companies and communities are preparing for settlements and lawsuits. To get a feel for how many there are, google PFAS and your browser will be littered with new PFAS lawsuits, health issues caused by it globally, and the lack of solutions to clean it up. There are significant problems with existing solutions. The current methods commonly used, only collect the PFAS into filtration materials, and then these filtration materials have to be stored or disposed of. The disposal typically involves incineration, which requires a tremendous amount of energy, and this process often exasperates the problem, by producing additional airborne contaminants. One example, the Sweeney plant in Wilmington NC spent $40 million to build 8 Olympic sized swimming pools filled with an extraction material. The water slowly flows through these 8 pools, the PFAS are collected in the filtration materials, and as the PFAS accumulates, the filtration materials must be removed, replaced, and disposed of. This inefficient and expensive process will require more than a few million dollars a year to operate, and it only removes a portion of the PFAS from the water and does nothing to remove PFAS from the environment. Invicta Water's solution captures and removes the PFAS from water, and safely and efficiently destroys these toxic chemicals. The Invicta Water solution removes PFAS from our environment. We do this by using small amounts of a type of proprietary filtration crystals and UV light. This not only extracts the PFAS but also destroys it on site, separating it into $CO_2$ and Fluorine. We know of no other solution in the world that is this efficient at PFAS cleanup that can capture and destroy. Invicta Water is preparing to roll out our PFAS cleanup solution to the masses. We are in discussions to roll out our first pilot system at a water treatment plant in NC. This may sound like science fiction, but it is not. It is real, and this isn't a lab experiment. The US Navy has independently validated that Invicta Water's filtration crystals can capture and destroy PFAS. There are over 50,000 water treatment plants in the US alone that are faced with this same challenge, also there are countless industrial sites that need to be cleaned up so there is an immediate and urgent need to find a way to keep these chemicals out of our waterways. Current solutions are estimated to cost up to $1 trillion in the US alone to clean up the PFAS problem. That is untenable and the environmental and health effects of NOT cleaning up PFAS is not an option. The EPA just received a special allocation of $40 billion which is nearly four times their annual budget. A large part of the allocation was to deploy towards water cleanup solutions, but that budget won't even touch the surface of the cleanup without Invicta Water's solution. We would ask you to check out the offer page below to learn more about how Invicta Water's technology can change the world and how it works. If you believe in clean water as much as we do, we invite you to invest, share our solution with anyone you know and help us change the world.

The following documents are being submitted as part of this offering:

**Governance:**
    **Certificate of Incorporation:**         certificateofincorporation.pdf
    **Corporate Bylaws:**         corporatebylaws.pdf
**Opportunity:**
    **Offering Page JPG:**         offeringpage.jpg
**Financials:**
    **Additional Information:**         otherfinancial.pdf

# Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.invictawater.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

- the issuer liquidates or dissolves its business in accordance with state law.